Exhibit 1
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FOR IMMEDIATE RELEASE                                             21 August 2008


                              WPP GROUP PLC ("WPP")


          WPP Acquires minority stake in InGame Ad Interactive in China


WPP announces that it has acquired a minority stake of 12.82% of the issued share capital of IGA Limited, the Cayman Island parent company of InGame Ad Interactive Technology Limited in China.

WPP holds 55% of Series A Preferred Stock of IGA Limited. Revolution Ventures holds the remaining 45% of the Series A Preferred Stock, with founder shareholders holding the remaining common stock in the company.

InGame Ad, based in Shanghai, is a leading independent dynamic in-game advertising network in China providing consumer reach through a portfolio of premium quality online games, including mobile games.

This investment continues WPP's strategy of developing its networks in important markets and sectors and demonstrates its commitment to developing its business in China.


Contact:
Feona McEwan                                                  +44 (0)20 74082204
www.wpp.com
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